Post-Effective Amendment No. 4 to
                                                       SEC File No. 70-8593

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                     GENERAL PUBLIC UTILITIES CORPORATION ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           ENERGY INITIATIVES, INC. ("EI")
                          EI SERVICES, INC. ("EI Services")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                   JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                   300 Madison Avenue, Morristown, New Jersey 07960

                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                     P.O. Box 16001, Reading, Pennsylvania 19640

                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                   1001 Broad Street, Johnstown, Pennsylvania 15907

                          GPU SERVICE CORPORATION ("GPUSC")
                 100 Interpace Parkway, Parsippany, New Jersey 07054
                      (Names of companies filing this statement
                         and addresses of principal offices)

                        GENERAL PUBLIC UTILITIES CORPORATION
          (Name of top registered holding company parent of the applicants)

          T. G. Howson, Vice President       Michael J. Connolly, Esq.
           and Treasurer                     Assistant General Counsel
          M.A. Nalewako, Secretary           GPU Service Corporation
          GPU Service Corporation            100 Interpace Parkway
          100 Interpace Parkway              Parsippany, New Jersey 07054
          Parsippany, New Jersey  07054

          R. S. Cohen, Secretary             W. A. Boquist, II, Vice Presi-
          Jersey Central Power &             dent - Legal Services
           Light Company                     Metropolitan Edison Company
          300 Madison Avenue                 Pennsylvania Electric Company
          Morristown, New Jersey  07960      P.O. Box 16001
                                             Reading, Pennsylvania  19640

          B. L. Levy, President              Douglas E. Davidson, Esq.
          K. A. Tomblin, Secretary           Berlack,  Israels  &  Liberman
          LLP
          Energy Initiatives, Inc.           120 West 45th Street
          EI Services, Inc.                  New York, New York  10036
          One Upper Pond Road
          Parsippany, New Jersey  07054
          _________________________________________________________________
                     (Names and addresses of agents for service)





               GPU,  EI,  EI Services,  JCP&L,  Met-Ed,  Penelec and  GPUSC

          hereby  post-effectively  amend  the  Application  on  Form  U-1,

          docketed  in SEC  File  No. 70-8593,  by  restating paragraphs  A through  I of Post-Effective Amendment No. 1, as amended by Post-

          Effective Amendment No. 3, in their entirety as follows:



               A.   By Order dated  July 6, 1995  (HCAR No. 35-26326)  (the

          "Order"), the Commission authorized GPU to acquire the securities of  subsidiary companies  (each,  a  "Subsidiary Company")  which would,  in turn, acquire the securities or other interests of one

          or  more  foreign  utility  companies  ("FUCOs")   and/or  exempt

          wholesale  generators  ("EWGs";   together  with  FUCOs,  "Exempt

          Entities").   The  Subsidiary Companies  would not  themselves be

          Exempt Entities.  The  Order also authorized GPU to  make invest-

          ments  in  one or  more Subsidiary  Companies  from time  to time through December  31, 1997 in an  aggregate amount of up  to $200 million ("Investment Cap").



               B.   In addition,  the Order authorized GPU  to make invest-

          ments  directly in  Exempt  Entities from  time  to time  through

          December 31, 1997, subject to the limit of the Investment Cap.



               C.   At November 30, 1995, GPU had made investments pursuant

          to the Order of approximately U.S. $112 million.  GPU is actively pursuing a number of  other FUCO and EWG opportunities  which, if successful  in whole  or in  part,  would require  investments in excess of the balance of the Investment Cap.



               D.   Accordingly, GPU  now proposes to increase  the Invest-

          ment Cap to an amount equal to 50% of GPU's consolidated retained earnings, as  determined in accordance  with Rule  53(a), at  the

          time of each investment.   At September 30, 1995,  GPU's consoli-

          dated  retained earnings,  as  so determined,  was  approximately

          $1.87  billion.   GPU  believes  such  expanded authorization  is

          necessary to  provide GPU  with sufficient flexibility  to pursue investments in Exempt Entities both domestically and internation-

          ally.



               E.   Investments  in Subsidiary Companies  may take the form

          of  capital  stock  or  shares,  trust  certificates, partnership interests or  other equity or participation  interests; (1) loans evidenced by promissory notes; guarantees by GPU of the principal of  or interest  on any  promissory notes  or other  evidences of indebtedness  or obligations  of  any Subsidiary  Company, or  of

          GPU's undertaking  to contribute equity to  a Subsidiary Company;

          assumption of liabilities of a Subsidiary Company; and reimburse-

          ment  agreements with  banks entered into  to support  letters of credit  delivered  as  security  for  GPU's  equity  contribution obligation  to a  Subsidiary Company  or otherwise  in connection with a Subsidiary Company's project development activities.

          _________________
          (1) Rules 52(b) and 45(b)(4) would generally exempt from prior Commission authorization under the Act the making by GPU of cash capital contributions to Subsidiary Companies, except in connec-tion with the acquisition by GPU of securities of a new Subsid-iary Company as provided by Rule 52(d) ("New Sub Contribu-tions"). Accordingly, cash capital contributions by GPU to Subsidiary Companies will be subject to the limit of the Invest-ment Cap only to the extent they constitute New Sub Contribu-tions. In addition, open account advances without interest by GPU to Subsidiary Companies are now exempt from prior Commission authorization under Rule 45(b)(4) and are thus not subject to the limitation of the Investment Cap.

               F. As stated in the Order, investments by GPU directly in Exempt Entities would take the form of (i) guarantees of the indebtedness or other obligations of one or more Exempt Entities;
          (ii) assumption of liabilities of one or more Exempt Entities; and (iii) guarantees and letter of credit reimbursement agree-ments in support of equity contribution obligations or otherwise in connection with project development activities for one or more Exempt Entities.

               G. GPU would obtain the funds for any direct or indirect investment in any Subsidiary Company or Exempt Entity from available cash or as the Commission may otherwise authorize by separate order. GPU is not requesting authority herein to issue any additional securities for the purpose of funding the acquisi-tion of any Subsidiary Companies or Exempt Entities.

               H. Any direct or indirect investment by GPU in any Subsidiary Companies would be made only if, at the time thereof and after giving effect thereto, GPU's "aggregate investment," determined in accordance with Rule 53(a)(1)(i), in all FUCOs, EWGs and Subsidiary Companies, does not exceed the Investment Cap. In addition, GPU will limit its direct and indirect investment in any particular Subsidiary Company to an amount which does not exceed that reasonably required in connection with making the underlying investment in any Exempt Entities with respect to which such Subsidiary Company was organized or formed, taking into account development expenditures, working capital needs, and cash reserves required to be maintained in accordance with any related financing agreements.

               I. To provide operational flexibility, it is also proposed that the Subsidiary Companies provide other Subsidiary Companies and Exempt Entities with all services necessary or desirable for their operations, including, without limitation, management, operations, administrative, employment, tax, accounting, engi-neering, consulting, utility performance, and electronic data processing services, and software development and support services in connection therewith. The Subsidiary Companies propose to provide such services and to sell goods to other associated Subsidiary Companies and associated Exempt Entities at fair market prices, and request an exemption pursuant to Section 13(b) from the requirements of Rules 90 and 91 applicable to such transactions in any case in which one or more of the following circumstances are present:

                    1. Such associate is a FUCO or an EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States; or

                    2. Such associate is an EWG which sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided the purchaser of such electricity is not an associate of GPU within the GPU System; or

                    3. Such associate is an EWG that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission, provided that the purchaser of such electricity is not an associate of GPU within the GPU System; or

                    4. Such associate is a Subsidiary Company, the sole business of which is developing, owning and/or operating FUCOs or EWGs described in clauses 1, 2 or 3 above.



               The Commission has heretofore authorized EI, either directly or  through  its  subsidiary  EI  Services,  Inc.  (collectively,

          "Initiatives"), to  provide services and sell  goods to associate

          EWGs and FUCOs which  satisfy one of the requirements  in clauses

          1,  2  or 3  above  under an  exemption from  the  cost standard.

          Accordingly, it is also proposed that Initiatives be exempt under

          Section  13(b)  from the  requirements of  Rules  90 and  91 with respect to the rendering of services or sale  of goods to Subsid-

          iary Companies that satisfy the requirements of clause 4 above.



               The  Subsidiary  Companies  and  Initiatives   will  provide

          services and goods to associates  that do not satisfy any  of the above circumstances  at cost in accordance with  Section 13(b) of the Act and Rules 90 and 91.



               GPU  acknowledges  that the  Commission's  authorization for

          Subsidiary Companies and Initiatives  to provide services or sell goods at  prices that  are not  based on  cost (as determined  in accordance with Rules 90 and 91) to any  such associate shall not be binding upon the  FERC or any state public  utility commission having jurisdiction over the rates charged by any such associate,

          and agrees that neither the Subsidiary Companies nor Initiatives will assert or take any position to the contrary in any adminis-

          trative  or judicial  proceeding involving  the determination  of rates that may be charged by any such associate.  GPU also states that  neither  the  Subsidiary  Companies  nor  Initiatives  will provide services or sell  goods to any associate which,  in turn,

          provides such services or sells such goods, directly or indirect-

          ly, to any other associate which does not fall within  any of the preceding enumerated categories, except  pursuant to the require-

          ments  of the  Commission's rules  and regulations  under Section

          13(b) or an exemption therefrom obtained in a separate filing.



                    It is  also contemplated that  GPU Service  Corporation

          ("GPUSC"),  a subsidiary  service company, would  provide certain services to Subsidiary Companies or Exempt Entities  in which GPU owns an interest.  For example, there are certain activities such

          as  financial  reporting,  tax   services,  pension  and  benefit

          administration, risk management,  treasury, corporate,  financial and legal which may  be most cost effectively performed  by GPUSC

          to meet the mutual needs  of GPU and all of its associates.   All

          such  services provided  by GPUSC  will be  performed at  cost in accordance with Rules 90 and 91.



                    There may also be instances  where it is desirable  for

          employees of  Jersey Central Power &  Light Company, Metropolitan

          Edison Company and  Pennsylvania Electric Company  (collectively,

          the  "Operating Companies")  to  perform services  for Subsidiary

          Companies and Exempt Entities in which GPU directly or indirectly

          owns  an interest.    For  example,  employees of  the  Operating

          Companies may have expertise  regarding the operation and mainte-

          nance  of  electric  generation,  transmission   or  distribution

          facilities owned  or operated by  a Subsidiary Company  or Exempt

          Entity, and it may  be more efficient and/or economic  to utilize existing system  personnel rather  than hiring new  employees for

          this  purpose.   In  addition, it  may  be desirable  to  utilize

          certain Operating  Company personnel  to assist in  due diligence evaluations, audits, assessments and the like of potential Exempt

          Entity acquisitions.  Accordingly, authorization is requested for the Operating  Companies to  provide such services  to Subsidiary

          Companies and Exempt Entities in which GPU directly or indirectly owns an interest.  Pursuant to  Rule 53(a)(3), no more than 2% of the employees of the Operating Companies will render services, at any one time, directly or indirectly, to  Subsidiary Companies or

          Exempt Entities  in which  GPU directly  or  indirectly holds  an interest.  All  such services will be provided at  cost in accor-

          dance with Rules 90 and 91.



                    There will  be no diversion of GPU  System personnel or

          resources (either by the Operating  Companies or GPUSC) that will adversely affect any Operating Subsidiary's domestic customers or

          GPU's  shareholders.   Moreover,  in no  case  will GPUSC  or the

          Operating Company be obligated to render services, if in the sole judgment  of GPUSC  or the  Operating Company, the  personnel and

          resources  needed to  fill the  request are  not available.   The

          provision of such services  will enable the Subsidiary Companies,

          and Exempt Entities in which GPU directly or indirectly holds an interest, to employ economies of scale while not adversely affecting the GPU System.



               I(1) The  Order further authorized  GPU, among other things,

          to guaranty  the indebtedness of Subsidiary  Companies and Exempt

          Entities, and  stated that the interest rate of such indebtedness would not exceed the greater of:

                    (A) if such note, bond or other indebtedness is U.S. dollar denominated, the greater of (i) 250 basis points above the greater of (a) the lending bank's or other recognized prime rate and (b) 50 basis points above the federal funds rate, (ii) 400 basis points above the speci-fied London Interbank Offered Rate plus any applicable reserve requirement, or (iii) a negotiated fixed rate which, in any event, would not exceed 500 basis points above the 30 year "current coupon" treasury bond rate; and

                    (B) if such note, bond or other indebtedness is denominated in the currency of a country other than the United States, at a fixed or floating rate which, when adjusted (i.e., reduced) for the prevailing rate of infla-tion in such country, as reported in official indices published by such country, would be equivalent to a rate on a U.S. dollar denominated borrowing of identical average life that does not exceed 10% over the highest rate set forth in clause (A) above.

               GPU  now  proposes  that  the interest  rate  on  Subsidiary

          Company  or Exempt  Entity  indebtedness, with  respect to  which there is recourse to GPU, whether the indebtedness is denominated in U.S. or  foreign currency,  not exceed that  rate of  interest which is  generally obtainable  for indebtedness  bearing similar terms, conditions and features and  which is issued by  companies of the same or reasonably comparable credit quality.





               I(2) Except as otherwise described herein, the authorization as heretofore granted by the Commission would remain unchanged.

               I(3) GPU submits that all of the criteria of Rules 53 and 54 under  the Act  with  respect to  the  proposed transactions  are satisfied.



                         (i)  The  average  consolidated retained  earnings

                    for GPU  and its subsidiaries, as reported for the four

                    most recent quarterly periods in GPU's Annual Report on

                    Form  10-K for  the year  ended  December 31,  1994 and

                    Quarterly Reports  on Form 10-Q for  the quarters ended

                    March 31,  1995, June 30, 1995 and  September 30, 1995,

                    as filed under the Securities Exchange Act of 1934, was

                    approximately $1.87 billion.   As of November 30, 1995,

                    GPU had  invested, or committed to  invest, directly or

                    indirectly, an aggregate of approximately  $199 million

                    in EWGs and $112 million in FUCOs, representing approx-

                    imately  17%  of  such  average  consolidated  retained

                    earnings.    GPU's aggregate  investments  in  EWGs and

                    FUCOs, including amounts invested pursuant to all other

                    outstanding  or pending authorizations ($500 million in

                    SEC File No. 70-7727,  $30 million in SEC File  No. 70-

                    8369, $130  million in SEC  File No.  70-8455 and  $200

                    million  in SEC  File No.  70-7926), together  with the

                    authorization requested  herein, will  not at  any time

                    exceed the 50% limitation in Rule 53.



                         (ii) GPU  maintains books and  records to identify

                    investments in, and earnings from, each EWG and FUCO in

                    which it directly or indirectly holds an interest.  (A)

                    For  each United  States EWG in  which GPU  directly or

                    indirectly holds an interest:



                                   (1)  the  books and records for such EWG

                         will  be kept  in  conformity with  United  States

                         generally accepted accounting principles ("GAAP");



                                   (2)  the  financial  statements will  be

                         prepared in accordance with the GAAP; and



                                   (3)  GPU directly or through its subsid-

                         iaries undertakes to provide the Commission access

                         to such books and records and financial statements

                         as the Commission may request.



                              (B)  For each FUCO or  foreign EWG which is a

               majority-owned subsidiary of GPU:



                                   (1)  the  books  and  records  for  such

                         subsidiary will be kept in accordance with GAAP;



                                   (2)  the  financial statements  for such

                         subsidiary will  be  prepared in  accordance  with

                         GAAP; and



                                   (3)  GPU directly or through its subsid-

                         iaries undertakes to provide the Commission access

                         to  such books  and records  and  financial state-

                         ments,  or   copies  thereof  in  English, as  the

                         Commission may request.

                              (C)   For  each FUCO or foreign EWG  in which

               GPU  owns 50% or less of the voting securities, GPU directly or through its subsidiaries  will proceed in good faith,  to the extent reasonable under the circumstances, to cause



                              (1)  such  entity  to   maintain  books   and

                         records in accordance with GAAP;



                              (2)  the financial statements of  such entity

                         to be prepared in accordance with GAAP; and



                              (3) access  by the  Commission to  such books

                         and  records and  financial statements  (or copies

                         thereof) in English as the  Commission may request

                         and, in any event, GPU will provide the Commission

                         on request  copies of  such materials as  are made

                         available to GPU and its  subsidiaries.  If and to

                         the extent  that such  entity's books, records  or

                         financial  statements are not maintained in accor-

                         dance  with GAAP,  GPU will,  upon request  of the

                         Commission,  describe  and quantify  each material

                         variation therefrom as and to the  extent required

                         by  subparagraphs (a)  (2) (iii)  (A) and  (a) (2)

                         (iii) (B) of Rule 53.

                         (iii)  No  more than 2%  of GPU's domestic  public

               utility  subsidiary  employees  will  render  any  services,

               directly  or indirectly,  to  EWGs and  FUCOs  in which  GPU directly or indirectly holds an interest.



                         (iv) Copies of this  Post-Effective Amendment  are

               being provided to the New Jersey  Board of Public Utilities,

               the Pennsylvania Public Utility  Commission and the New York

               Public Service Commission, the  only federal, state or local regulatory  agencies having  jurisdiction  over  the  retail rates of GPU's electric  utility subsidiaries.  In addition,

               GPU will submit to  each such commission copies of  any Rule

               24 certificates  required hereunder,  as well  as a copy  of

               Item 9  of  GPU's Form  U5S  and Exhibits  G and  H  thereof

               (commencing with the Form  U5S to be filed for  the calendar year in  which the authorization herein  requested is grant-

               ed).



                         (v)  None of  the provisions of  paragraph (b)  of

               Rule 53  render paragraph (a)  of that Rule  unavailable for the proposed transactions.



                              (A)  Neither GPU nor any subsidiary of GPU is

                         the subject of  any pending bankruptcy or  similar

                         proceeding.



                              (B)  GPU's   average  consolidated   retained

                         earnings   for  the  four  most  recent  quarterly
                         periods (approximately  $1.87 billion) represented

                         an  increase  of  approximately  $47  million  (or

                         approximately  2.6%)  in the  average consolidated

                         retained  earnings for the previous four quarterly

                         periods (approximately $1.82 billion).



                              (C) GPU did not  incur operating losses  from

                         direct or  indirect investments in EWGs  and FUCOs

                         in 1994 in excess of 5% of GPU's December 31, 1994

                         consolidated retained earnings.



                         (vi) in accordance with  Rule 54, the requirements

               of Rule 53(a), (b) and (c) are fulfilled.

                                      SIGNATURE

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDER-

          SIGNED THEREUNTO DULY AUTHORIZED.



                                        GENERAL PUBLIC UTILITIES CORPORATION
                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY
                                        GPU SERVICE CORPORATION



                                        By:________________________________
                                            T.G. Howson
                                            Vice President and Treasurer


                                        ENERGY INITIATIVES, INC.
                                        EI SERVICES, INC.


                                        By:  ________________________________
                                            B.L. Levy
                                            President



          Date:  December 21, 1995